UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

OPTION CARE, INC.
(Name Of Subject Company (Issuer))

WALGREEN CO.

BISON ACQUISITION SUB INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

683948103
(CUSIP Number of Common Stock)

Dana Ione Green, Esq.
Walgreen Co. – Law Department
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 940 2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Telephone: (212) 403 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d 1.

☐ issuer tender offer subject to Rule 13e 4.

☐ going-private transaction subject to Rule 13e 3.

☐ amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 12. EXHIBITS
Exhibit	Description
99.1	Press Release, dated July 2, 2007, by Walgreen Co. and Option Care, Inc.
99.2	Transcript of July 2, 2007 Walgreen Conference Call